UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020.

Commission File Number 0-26046

China Natural Resources, Inc.

(Translation of registrant's name into English)

Room 2205, 22/F, West Tower, Shun Tak Centre,

168-200 Connaught Road Central, Sheung Wan, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files of will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-3 (File No. 333-233852) of China Natural Resources, Inc. (the “Company”).

Resignation and Appointment of Director/Officers

On July 14, 2020, Yue Ming Wai Bonaventure (Class I Director, Chief Financial Officer and Corporate Secretary of the Company) resigned from his positions with the Company. The resignation of Mr. Yue was not tendered because of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Effective upon Mr. Yue’s resignation, the Company’s Board of Directors appointed Mr. Zhu Youyi to serve as Chief Financial Officer and Corporate Secretary of the Company until otherwise determined by the Company’s Board of Directors.

Mr. Zhu Youyi joined the Company in 2009 and has served the Company for over 10 years with various roles in accounting, internal audit and compliance functions. Prior to joining the Company, Mr. Zhu worked at the audit department of an international certified public accountant firm, providing audit services to clients in a variety of business sectors. Mr. Zhu holds a Bachelor’s degree in Accountancy from Southwestern University of Finance and Economics, and is a member of the Chinese Institute of Certified Public Accountants.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NATURAL RESOURCES, INC.

Date: July 16, 2020	By:	/s/ Wong Wah On Edward
Wong Wah On Edward
Chairman and Chief Executive Officer